UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From                      to
Commission File Number 33-19309
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BIG LOTS SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BIG LOTS, INC.
300 Phillipi Road, P.O. Box 28512
Columbus, Ohio 43228-0512
(614) 278-6800

Big Lots Savings Plan
Financial Statements as of and for the
Years Ended December 31, 2005 and 2004,
Supplemental Schedule as of December 31, 2005, and
Report of Independent Registered Public Accounting Firm

Big Lots Savings Plan
INDEX

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE * :

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005	10

SIGNATURE	11

EXHIBIT:

Consent of Independent Registered Public Accounting Firm

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Associate Benefits Committee of the Big Lots Savings Plan
Columbus, Ohio
We have audited the accompanying statements of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
Deloitte & Touche LLP
Dayton, Ohio
June 29, 2006

Big Lots Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
Assets
Investments:
Big Lots, Inc. common shares, at fair value	$27,888,974	$27,338,982
Common/Collective trusts, at fair value	34,108,290	36,490,837
Mutual funds, at fair value	47,354,346	35,540,133
Participant loans, at contract value	6,800,343	6,581,850

Total investments	116,151,953	105,951,802

Receivables:
Company contribution	5,172,186	5,172,498
Participant contributions	467,733	121,976

Total receivables	5,639,919	5,294,474

Total assets	121,791,872	111,246,276

Liabilities
Administrative expenses payable	59,188	53,243

Net assets available for benefits	$121,732,684	$111,193,033

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation)	$4,471,481	$(670,271)
Dividends	886,889	273,762
Interest	333,648	331,132

Total investment income	5,692,018	(65,377)

Contributions:
Company	5,361,354	5,171,945
Participant	9,420,388	8,871,279
Rollover	597,987	229,888

Total contributions	15,379,729	14,273,112

Total additions	21,071,747	14,207,735

Deductions from net assets attributed to:

Benefits paid to participants	10,333,976	10,220,511
Administrative expenses	226,510	213,439

Total deductions	10,560,486	10,433,950

Transfer in	28,390	—

Net increase	10,539,651	3,773,785

Net assets available for benefits:

Beginning of year	111,193,033	107,419,248

End of year	$121,732,684	$111,193,033

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
A.	PLAN DESCRIPTION

The following description of the Big Lots Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all employees who have completed one year of service and have completed 1,000 service hours within the eligibility computation period and have attained 21 years of age. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.

The purpose of the Plan is to encourage employee savings and to provide benefits to participants in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (”ERISA”).

Trustee — Ameriprise Trust Company (the “Trustee”) serves as the trustee of the Plan.

Administration — Big Lots, Inc. (the “Company”) has established the Associate Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions — Contributions to the Plan may consist of participant contributions, Company matching contributions, rollover contributions, and profit sharing contributions. Each year, participants may contribute up to 50 percent of pretax annual compensation (subject to certain limitations for highly compensated individuals), as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions withheld by the Company are participant directed and are subject to certain limitations. The Company matching contribution is 100 percent of the first 2 percent and 50 percent of the next 4 percent of participant contributions. For 2005, the Company matching contribution was made in Company common shares and was allocated to each participant who (a) was an active participant and employed by the Company on December 31 of the Plan year (including a participant who was on approved leave of absence or layoff) and who completed one year of Vesting Service, as defined by the Plan, or (b) who retired, became disabled, or died during the Plan year. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. No profit sharing contributions were made in 2005 or 2004.

Participant Accounts — Each participant account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
Administrative Expenses — The Company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.
Investments — Participants may direct the investment of their contributions in 1 percent increments into various investment options offered by the Plan.
Vesting — Participants are immediately vested in participant and rollover contributions, plus actual earnings thereon. Vesting in the Company matching contribution is based on years of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Service	Vested Percentage
Less than 2	—
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100
Benefit Payments — Upon termination, retirement, disability, or death, a participant may elect (1) to receive a lump-sum amount equal to the vested interest value of their account (in cash or in kind); (2) an eligible rollover distribution; or (3) to defer distribution provided the participant has not attained age 70 1/2 and has a vested interest value of at least $5,000. The portion of the Company’s matching contribution that is not fully vested will be forfeited at the time employment terminates. The Company has the right to terminate or amend the Plan at any time. If the Plan is terminated, the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.
Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed 5 years. Loans are secured by the balance in the participant’s account. Loans bear interest at the Prime rate plus 1 percent using the rate stated in The Wall Street Journal on the first business day of the month in which the loan was taken. Loan repayments, including interest and applicable loan fees, are typically through regular payroll deductions. The loan balance may be paid off at any time without penalty.
Forfeited Accounts — Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. At December 31, 2005, forfeited nonvested accounts totaled $175,000. Employer contributions and Plan expenses were reduced by $180,000 and $174,000 in 2005 and 2004, respectively, from forfeited nonvested accounts.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investments — Plan investments, other than participant loans, are stated at fair value. Fair value is determined by the respective quoted market prices for common shares and mutual funds. Investments in common/collective trusts are valued at fair value as estimated by the Trustee. Participant loans are valued at contract value plus accrued interest, which approximates fair value. The Plan holds various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Income Recognition — Purchases and sales of securities are recorded on a settlement-date basis. The fair value of the securities purchased or sold just before the financial statement date does not change significantly from the trade date, and the purchases or sales do not significantly affect the composition of the Plan’s assets available for benefits. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Payment of Benefits — Benefit payments are recorded when paid.

C.	TAX STATUS

The Plan obtained its latest determination letter on August 4, 2003, in which the Internal Revenue Service stated that the Plan was designed in accordance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan continues to qualify under Section 401(a) of the Code and continues to be tax exempt as of December 31, 2005. No provision for income taxes has been included in the Plan’s financial statements.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
D.	INVESTMENTS

The fair value of individual investments that represent 5 percent or more of Plan net assets at December 31, 2005 and 2004 are as follows:

	2005	2004
Big Lots, Inc. common shares: 2,322,146 and 2,253,832 shares, respectively	$27,888,974	$27,338,982
Riversource (formerly AmEx) Income Fund II: 1,324,751 and 1,270,145 shares, respectively	33,822,138	31,277,822
Davis New York Venture Fund: 426,993 and 391,533 shares, respectively	14,389,676	12,016,764
The Growth Fund of America: 296,962 and 0 shares, respectively	9,057,347	—
Artisan International Fund: 294,005 and 274,222 shares, respectively	7,441,260	6,071,283
Participant loans, at contract value	6,800,343	6,581,850
American Express Growth Fund: 0 and 270,991 shares, respectively	—	7,314,060
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2005	2004
Big Lots, Inc. common shares	$7,460	$(5,091,007)
Common/Collective trusts	1,215,980	1,186,861
Mutual funds	3,248,041	3,233,875

Net (depreciation) appreciation	$4,471,481	$(670,271)

E.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their account.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
F.	PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Trustee. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the Plan years ended December 31, 2005 and 2004, were not material.

G.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Upon an event of default in a participant loan, to the extent a distribution to the participant is not permissible under the Plan, the amount due to the Plan on account of the loan will be treated as a deemed distribution. A loan that is a deemed distribution is treated as a distribution on Form 5500 and removed from Plan assets on Form 5500. However, in the Plan financial statements, and in accordance with the Plan, such deemed distributions remain part of the participant’s account balance until a distributable event occurs for the participant.

The following schedules reconcile participant loans and net assets available for benefits per the financial statements at December 31, 2005 and 2004, to Form 5500:

	2005	2004
Participant loans, at contract value per the financial statements	$6,800,343	$6,581,850
Less: Certain deemed distributions of participant loans	(147,839)	(155,746)

Participant loans per Form 5500	$6,652,504	$6,426,104

	2005	2004
Net assets available for benefits per the financial statements	$121,732,684	$111,193,033
Less: Certain deemed distributions of participant loans	(147,839)	(155,746)

Net assets available for benefits per Form 5500	$121,584,845	$111,037,287

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2005, to Form 5500 net income:

Net increase in assets per the financial statements	$10,539,651
Add: Certain deemed distributions of participant loans at December 31, 2004	155,746
Less: Certain deemed distributions of participant loans at December 31, 2005	(147,839)

Net income per Form 5500	$10,547,558

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

Benefits paid to participants per the financial statements	$10,333,976
Less: Previously deemed loans offset by total distributions	(13,843)

Benefits paid to participants per Form 5500	$10,320,133

Big Lots Savings Plan
FORM 5500, SCHEDULE H, PART IV, LINE 4i —SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		(c) Description of investment including
(a)	(b) Identity of issue, borrower, lessor	maturity date, rate of interest, collateral, par,		(e) Current
	or similar party	or maturity value	(d) Cost	value

*	Big Lots, Inc.	Common shares: 2,322,146 shares	$24,466,813	$27,888,974

	Common/Collective trusts:
*	Riversource	Income Fund II: 1,324,751 shares	30,614,358	33,822,138
*	Riversource	Money Market Fund II : 284,857 shares	284,857	286,152

	Total common/collective trusts		30,899,215	34,108,290

	Mutual funds:
	Harbor	Bond Fund: 243,047 shares	2,909,012	2,824,209
	American	Balanced Fund: 289,316 shares	5,169,424	5,141,143
*	Riversource	S&P Index Fund: 886,516 shares	3,727,155	4,273,009
	American Century Equity Inc	ADV Fund: 25,515 shares	204,253	199,529
	Baron	Asset Fund: 37,256 shares	1,995,113	2,097,120
	Baron	Growth Fund: 29,136 shares	1,338,055	1,322,763
	Davis New York	Venture Fund: 426,993 shares	11,321,485	14,389,676
	The Growth Fund of America	Growth Fund: 296,962 shares	8,181,563	9,057,347
	Royce	Total Return Fund: 36,104 shares	454,060	454,907
	Washington Mutual	Investors Fund: 4,995 shares	152,953	153,383
	Artisan	International Fund: 294,005 shares	5,601,646	7,441,260

	Total mutual funds		41,054,719	47,354,346

*	Participant loans	Interest bearing at Prime plus 1 percent; maturing at various dates through 2009	6,800,343	6,800,343

	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$103,221,090	$116,151,953

* Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS SAVINGS PLAN

Dated: June 29, 2006	By:	/s/ Brad A. Waite

Brad A. Waite
Executive Vice President